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                                                               Exhibit (a)(1)(B)

                        Supplement dated August 28, 2003
                                       to
         Offer to Purchase, Summary Term Sheet and Letter of Transmittal
                     Relating to Offer to Purchase for Cash
                          Limited Partnership Units of
                        Casa Munras Hotel Partners, L.P.
                                       By
                       John F. Rothman and Ronald A. Young


      This Supplement dated August 28, 2003 (the "Supplement") is to the offer to purchase Limited Partnership Units ("Units") of Casa Munras Hotel Partners, L.P. (the "Partnership") for cash by John F. Rothman and Ronald A. Young dated July 21, 2003 and previously sent to you. The Supplement reflects certain changes in the terms of the offer and provides additional disclosure related to the offer. Please carefully review this Supplement and additional materials, because they contain important information about the offer. Terms used and not otherwise defined herein will have the meanings ascribed to them in the Offer to Purchase, the Summary Term Sheet and the Letter of Transmittal and related materials.

      Please note that the offering period has been extended and will terminate at 5:00 p.m., Los Angeles time, on SEPTEMBER 30, 2003.

Summary Term Sheet

Opposite the caption "Offerors," please delete the parenthetical "either directly and/or through JGS Family Limited Partnership, of which John F. Rothman is the General Partner." Mr. Rothman is offering to buy Units directly and not though any other entity.

Opposite the caption "Expiration Time," change August 28, 2003 to September 30, 2003.

Opposite the caption "Maximum Number of Units to be Purchased," delete the parenthetical "or such lesser number as will permit the Partnership to maintain at least 300 Unit holders." This condition to the Offer has been eliminated.

Offer to Purchase

Page 1, Second paragraph: Change the Expiration Date to read September 30, 2003 instead of August 28, 2003.

Page 1, Third paragraph, entitled "The Offer:" Delete the phrase heading "(i)" and end the first sentence at the end of existing phrase (i). The conditions to the Offer of phrases (ii) and (iii) are being deleted.


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Supplement dated August 28, 2003
Page 2


Page 2, Penultimate sentence of carryover paragraph: Revise the sentence to read as follows: "Each Unit holder will be responsible for a one-time $35 transfer fee imposed pursuant to the Partnership Agreement with respect to a transfer of Units. This fee will be paid once with respect to each Unit holder selling pursuant to this Offer regardless of the number of Units tendered."

Page 2, Last sentence of carryover paragraph: Revise to read in its entirety:
"Checks in payment of the purchase price will be mailed for accepted Units within three business days of the expiration time in the event no pro ration is required and five business days of the expiration time in the event pro ration is required."

Page 2, Second sentence of first full paragraph: Revise to read in its entirety:
"The `affiliates' of the Partnership as that term is defined by the rules under the Securities Exchange Act of 1934, including the Offerors, have voluntarily undertaken not to participate in this tender offer."

Page 3, Third full paragraph: Add the following at the end of the paragraph:
"From August 1, 2002 through August 1, 2003, 8.1% of the Partnership's Units were transferred for purposes of the limitation set forth in the Partnership Agreement. Accordingly, if the maximum number of Units are purchased pursuant to the Offer, then approximately 12.5% of the Units would have been transferred within the previous twelve months."

Page 3, Fourth full paragraph, entitled "Offerors' Determination of Offer Price:" Replace the existing paragraph with the following: "PKF Consulting, an independent hotel consulting and appraisal firm, conducted an updated appraisal dated March 1, 2003 (the "2003 Appraisal") of its appraisal of the Partnership's Hotel, dated July 31, 2001 (the "2001 Appraisal"). Both appraisals of the Partnership's Hotel property estimated the then current sales price of the property, taking into account the perceived market value of the property and the going concern value of the established and operating hotel business. The results of the 2003 Appraisal were disclosed in the Annual Report of the Partnership, dated April 10, 2003, which was distributed to the Partnership's limited partners (the "2003 Annual Report"). The 2003 Annual Report indicated that the estimated fair market value of the Hotel was $11,600,000, which represented a decline of approximately 12% from the value estimate of the 2001 Appraisal. Also as of July 31, 2001, a separate appraisal of Unit values (the "Unit Appraisal") was conducted by Business Enterprise Appraisal Company, Inc. ("BEACo"). The Unit Appraisal at that time was estimated to be $734 after the application of discounts to the Units held by the limited partners for "lack of control" of the Partnership (at 10%) and the "lack of marketability" of the Units (at 32-1/2%). Such discounts for lack of control and lack of marketability are commonly applied across all industries. Therefore, rather than obtain a separate Unit appraisal for the Partnership's Units in 2003, the General Partner performed the same calculation based on the 2003 Appraisal to obtain a Unit valuation as was used by BEACo in 2001. While no separate appraisal of a Unit was obtained from BEACo or any other outside appraiser in 2003, the General Partner has estimated the value of a Unit as of March 31,

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Supplement dated August 28, 2003
Page 3



2003 to be $478 per Unit after applying the same "lack of control" of the Partnership and the "lack of marketability" discounts as were used in the 2001 Unit Appraisal. A copy of the 2003 Appraisal and the General Partner's analysis of the estimated fair market value of a Unit pursuant to the 2003 Appraisal using the same methodology as in the 2001 Appraisal were included in the Partnership's Schedule 14D-9 filed with the Securities and Exchange Commission on June 4, 2003 in response to the tender offer by MacKenzie Patterson, Inc. and its affiliates. Copies of that information are available at the Securities and Exchange Commission's web site at www.sec.gov or from the Partnership's General Partner."

Page 5, End of carryover paragraph: Insert the following after the carryover sentence: "For example, an investor who bought Units in the Partnership's initial public offering in 1978 at a price of $1,000 per Unit, after allocations of income and loss and distributions, including a refinancing of the Hotel in 1998, would currently have a negative basis of ($424). This means that, upon the receipt of proceeds from the sale of a Unit for $500 pursuant to the Offer, that investor would have a taxable gain of $924. Assuming that the entire gain is capital gain, the investor would pay Federal tax at the rate of 15%, or $139, plus state (and local, if applicable) tax at the appropriate level applicable. This means that, depending on an investor's personal tax situation, a substantial portion of the Unit sales price could be payable in taxes triggered by the sale."

Page 6, Third full paragraph, entitled "Offering Period and Extension:" Change the expiration date from August 28, 2003 to September 30, 2003.

Page 6, Fourth full paragraph, entitled "Withdrawal of Tendered Units:" Revise the paragraph to read in its entirety: "Tender of the Units may be withdrawn at any time prior to the Expiration Time, including any extensions. In addition, Units deposited pursuant to the tender offer may be withdrawn at any time after sixty days from the date of the original tender offer (such sixtieth day being September 19, 2003), if payment for the Units tendered has not been made prior to that date, as will be the case in this Offer. To withdraw tendered units, a Unit holder must send a notice indicating his or her intent to withdraw to Ronald A. Young, 8885 Rio San Diego Drive, Suite 220, San Diego, California 92108, identifying the Unit holder and the number of Units to be withdrawn. The notice of withdrawal must be received prior to payment for the Units tendered.

Letter of Transmittal

Page 1, Second paragraph: Change the Expiration Date to read September 30, 2003 instead of August 28, 2003.

Page 2, Second paragraph: Please delete the parenthetical "either directly and/or through JGS Family Limited Partnership, of which John F. Rothman is the General Partner." Mr. Rothman is offering to buy Units directly and not though any other entity.

Page 2, Fourth paragraph: Following the date "July 21, 2003," please add the phrase "as supplemented by the Supplement dated August 28, 2003."





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Supplement dated August 28, 2003
Page 4


Page 2, Fifth paragraph: Change the Expiration Date to read September 30, 2003 instead of August 28, 2003.

Page 3, Third full paragraph: Change the date "August 28, 2003" to read "September 30, 2003."

Page 4, Third paragraph: Delete the paragraph in its entirety. These conditions to the Offer have been eliminated.

Instructions to Letter of Transmittal

Page I-1, Item 3: Change the expiration time to read September 30, 2003 instead of August 28, 2003.

Page I-4, Last Box: Change the expiration time to read September 30, 2003 instead of August 28, 2003.